FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated June 19, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, June 19, 2012

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Ref.: Acquisition of 3.609% of the capital stock of YPF S.A. by Itaú Unibanco S.A. – Grand Cayman Branch

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, on June 18, 2012, YPF S.A. received a letter from Itaú Unibanco S.A. – Grand Cayman Branch, informing us, in accordance with art. 7 sub. c) of the bylaws of YPF S.A., that on June 12, 2012, said company acquired 14,194,472 American Depositary Shares (“ADS”), which represent 3.609% of the capital stock of YPF S.A. at a price of 11.12 U.S. dollars per ADS. In addition, in the same letter, we were informed that the acquirer does not intend to acquire an additional stake nor gain control of the Company.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: June 19, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer